UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number 1-11037

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Praxair Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Praxair, Inc.

39 Old Ridgebury Road

Danbury, Connecticut 06810-5113

Praxair Retirement Savings Plan

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Praxair Retirement Savings Plan

Danbury, Connecticut

We have audited the accompanying statements of net assets available for benefits of The Praxair Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Philadelphia, Pennsylvania

May 28, 2010

Praxair Retirement Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2009 and 2008

	December 31,
	2009	2008
Assets:
Investments, at fair value (Note 5)	$949,517,242	$790,313,591
Loans to participants	23,348,895	22,107,567

Total investments	972,866,137	812,421,158

Contributions receivable:
Participants	219,463	141,680
Employer	100,353	65,201

Total contributions receivable	319,816	206,881

Total Assets	973,185,953	812,628,039
Liabilities:
Accrued expenses	26,154	22,466

Net Assets Available for Benefits at Fair Value	973,159,799	812,605,573
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	3,067,283	10,302,295

Net Assets Available for Benefits	$976,227,082	$822,907,868

The accompanying notes are an integral part of these financial statements

Praxair Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2009

Additions to (Deductions from) Net Assets
Contributions:
Participants	$32,969,315
Employer	13,785,119
Rollovers from other plans (Note 2)	684,822

Total contributions	47,439,256

Investment income:
Net appreciation in fair value of investments (Note 5)	168,828,031
Interest and dividends	17,922,086
Interest on participant loans	1,109,650

Total net investment income	187,859,767

Benefits paids to participants	(81,634,309)
Administrative expenses	(280,188)

(81,914,497)

Increase in Net Assets	153,384,526

Transfers from other plans (Note 9)	588,152
Transfers to other plans (Note 9)	(653,464)
Net Assets Available for Benefits
Beginning of year	822,907,868

End of year	$976,227,082

The accompanying notes are an integral part of these financial statements

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 1 - Inception of the Plan

Praxair, Inc. (the “Company”) established The Savings Program for Employees of Praxair, Inc. and Participating Subsidiary Companies on June 30, 1992. Effective July 1, 2002, the Plan was renamed the Praxair Retirement Savings Plan (the “Plan”).

Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions. The following information does not apply to employees covered under a bargaining unit agreement. Employees that belong to a collective bargaining unit should refer to such agreement for the terms of its employee benefits.

General

The Plan is a defined contribution plan and is administered by the Administration and Investment Committee for the Praxair Retirement Savings Plan (the “Administrator”). The activities of the Administrator are overseen by the Finance and Pension Committee of the Board of Directors of Praxair, Inc. The Trustee of the Plan’s assets is Fidelity Management Trust Company (“Fidelity”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

All regular full-time employees (as defined in the Plan) of the Company and any of its affiliates that have adopted the Plan, are eligible to participate in the Plan. Part-time employees (as defined in the Plan) of the Company and its participating affiliates are eligible to participate in the Plan following their completion of certain minimum service requirements as set forth in the Plan.

Contributions

Participant contributions to the Plan are made through payroll deductions. Contributions for all Plan participants are calculated as a percentage of compensation (as defined in the Plan) based on contribution limits established by the Administrator. Non-highly compensated employees (as defined in the Internal Revenue Code (the “Code”)) are allowed to contribute up to 40% of their eligible compensation on either a before-tax or after-tax basis or a combination of both. Highly compensated employees (as defined in the Code) are allowed to contribute up to 13% of their compensation, of which up to 9% may be before-tax. The Plan must meet the actual deferral percentage tests in Section 401(k)(3)(A) of the Code. All participants’ before-tax contributions are limited, however, to an indexed annual amount prescribed by the Internal Revenue Service (the “IRS”), which amounted to $16,500 and $15,500 in 2009 and 2008, respectively. All employees who are eligible to make deferrals under the Plan and who have attained age 50 before the close of the Plan year, may elect to make additional “catch-up” contributions for the Plan year. The maximum catch-up contribution amount permitted under the Code was $5,500 and $5,000 in 2009 and 2008, respectively.

All newly hired eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 5% of eligible compensation unless the employee affirmatively elects not to participate in the Plan or elects to participate at a different rate. Prior to being automatically enrolled in the Plan, each newly hired eligible employee is provided a notice of the Plan’s automatic enrollment provisions and is given a period of time during which to opt out of Plan participation. Newly hired eligible employees may also voluntarily elect to enroll in the Plan with an effective date prior to the date they would otherwise be automatically enrolled and may elect a contribution rate other than 5% of eligible compensation.

All participants, including those who are automatically enrolled, may change or suspend their level of Plan contributions at any time.

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

The Company matching contribution available to a Plan participant is determined based on the component of the Plan in which the participant participates. For all Plan participants hired after April 30, 2002 and those Plan participants hired prior to May 1, 2002 who elected to be covered by the Account-Based Design feature of the Plan, the Plan provides for a Company matching contribution equal to 100% of the first 5% of compensation contributed by the participant. For Plan participants who were employees of the Company as of April 30, 2002, who elected to be covered under the Traditional Design feature of the Plan, the Plan provides for a Company matching contribution equal to 70% of the first 2 1/2% of the participant’s compensation contributed to the Plan and 40% of the next 5% of the participant’s compensation contributed to the Plan. The Company matching contributions are made in cash and immediately invested in accordance with the participant’s investment directions.

The Company also makes an annual non-matching contribution on behalf of eligible employees of Praxair Precision Components, Inc. (formerly Treffers Precision, Inc.) who have completed at least one year of service with Praxair Precision Components, Inc. and are employed by Praxair Precision Components, Inc. as of the last day of the Plan year for which the contribution is to be made. This contribution is made in cash equal to 2.5% of each eligible participant’s eligible compensation for the relevant Plan year.

Vesting

Participants are fully vested in their Plan account balances at all times.

Investment Options

Plan participants may, subject to certain restrictions, direct the investment of their Plan accounts among various investment options offered by the Plan listed below.

Mutual funds

Common trusts

Praxair Common Stock Fund

Participants may change the investment direction of their contributions and existing balances at any time.

Dividend Payout on Company Stock Funds

A portion of the Plan, consisting of the Praxair Common Stock Fund has been designated as an Employee Stock Ownership Plan (“ESOP”). A dividend payout feature allows participants to elect to receive any future dividends from the Praxair Common Stock Fund in cash as taxable distributions, rather than having such dividends reinvested in the Plan. The designation as an ESOP has no other effect on benefits under the Plan.

Withdrawals and Distributions

Plan participants may withdraw after-tax contributions from their account balances while working and in limited cases (as defined in the Plan’s provisions) may withdraw before-tax contributions. Mandatory distributions from the Plan are required to begin no later than April 1 of the year following the year in which a participant attains age 70 1/2 or retires from service with the Company, whichever is later. Actively employed participants may begin receiving distributions of pre-tax contributions at age 59 1/2.

Loans

The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balances. Participants are permitted to have two loans outstanding at any time. Certain other restrictions apply, as defined in the Plan’s provisions.

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Loans are repaid during fixed terms not to exceed five years (thirty years for principal home loans). Principal and interest is paid ratably, generally through payroll deductions. The loans are collateralized by the balance in the participant’s account and bear interest at fixed rates determined at loan inception. The loan interest rate is set quarterly at a rate equal to 1% less than the prime rate. Interest rates on loans outstanding as of December 31, 2009, ranged from 2.25% to 11.50% with various maturity dates through 2039. A loan application fee of $35 is charged to the participant’s account for each new loan.

Rollovers

Rollovers represent transfers of account balances of certain participants into certain investments of the Plan from other qualified plans or from individual retirement accounts.

Unclaimed Benefits and Forfeitures

The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at such time as the Administrator has made the determination. However, the forfeiture will be restored to the Plan by the Administrator if such participant subsequently makes a valid claim for the benefit. In limited circumstances, when a participant is automatically enrolled in the plan then subsequently elects not to participate in the plan their Company matching contribution will be forfeited and used to reduce future Company matching contributions.

Note 3 - Summary of Significant Accounting Policies

Method of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

New Accounting Pronouncements

The following standards were effective for the Plan in 2009:

•

Fair Value Measurements – Two new standards were issued in 2009 related to fair value measurements. The first standard requires the Plan to adopt accounting guidance for determining fair value when the volume and level of activity for an asset or liability has significantly decreased and identifying transactions that are not orderly. The second accounting standard requires the Plan to disclose information about fair value measurements of investments in certain entities that calculate net asset value per share or its equivalent. See Note 6 for the required disclosures. The adoption of these standards did not have an impact on the Plan’s financial statements.

•

The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – The Codification was effective July 1, 2009 at which point all then-existing non-SEC accounting and reporting standards have been superseded. As a result of the adoption of the Codification, the Company changed the way it references U.S. GAAP throughout the financial statements. This standard did not have an impact on the Plan’s financial statements.

The following standard will be effective for the Plan in 2010 and 2011:

•

Disclosures of Fair Value Measurements – The standard added new requirements for disclosures about transfers into and out of Levels 1 and 2 and clarified existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The portion of this standard related to these items will be effective for

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

the Plan in 2010. In addition, the standard added requirements for separate disclosures about the activity relating to Level 3 fair value measurements. The portion of this standard related to these items will be effective for the Plan in 2011. The adoption of this standard is not expected to have a significant impact on the Plan’s financial statements.

Payment of Benefits

Benefits are recorded when paid.

Participant’s Account Activity

Participant accounts are credited with participant and Company contributions and an allocation of Plan earnings, which is based on participant account balances. Participant accounts are charged for withdrawals and administrative expenses.

Investment Valuation and Income Recognition

Plan investments are reported at fair value which is determined based upon quoted market prices or using observable market based inputs, other than quoted market prices, for similar investments. Funds are valued on a daily basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The fair value per unit of investments in common trusts is determined by each fund’s trustee based on the fair value of the underlying securities within that fund. The relevant accounting standard for defined contribution plans defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution plans. As required by the standard, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. The Fidelity Managed Income Portfolio II Class 3 Fund is stated at fair value in accordance with the provisions of the standard. Contract value represents contributions made plus earnings, less Plan withdrawals and administrative expenses. Loans to participants are carried at outstanding balances which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note - 4 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$976,227,082	$822,907,868
Adjustments from fair to contract value for fully benefit-responsive contracts	(3,067,283)	(10,302,295)

Net assets available for benefits per the Form 5500	$973,159,799	$812,605,573

The following is a reconciliation of the net investment income per the financial statements for the year ended December 31, 2009 to the Form 5500:

2009
Total investment income per the financial statements	$187,859,767
Adjustments from fair to contract value for fully benefit-responsive contracts as of December 31, 2009	(3,067,283)
Adjustments from fair to contract value for fully benefit-responsive contracts as of December 31, 2008	10,302,295

Total investment income per the Form 5500	$195,094,779

Note 5 - Investments

Individual investments held by the Plan that exceed five percent of the Plan’s net assets available for benefits at December 31, 2009 and 2008, respectively, are noted below:

	2009	2008
Praxair Common Stock Fund	$369,563,031	$293,061,731
Fidelity MIP II Class 3 Fund (contract value - $247,198,260 and $264,176,163, respectively)	244,130,977	253,873,868
Fidelity International Discovery Fund	49,724,850	*

*	Not Applicable, investment amount is below five percent

The Fidelity Managed Income Portfolio (“MIP”) II Class 3 Fund, a commingled pool, is a stable value fund that may invest in investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds and is presented in the financial statements at fair value and is adjusted to contract value because such investments are fully benefit-responsive investment contracts. Contract value represents contributions made under the contract, plus earnings, less participant

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value during the term of the contract. There is no reserve against the contract value for credit risk of the contract issuer or otherwise. The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial termination or merger with another plan); (ii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants is probable. The average yield based on actual earnings was approximately 3% at December 31, 2009 and 2008. The average yield based on interest credited to participants was approximately 2% and 4% at December 31, 2009 and 2008, respectively.

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended December 31, 2009
Praxair Common Stock Fund	$103,013,986
Mutual funds	61,002,625
Common trusts	4,811,420

$168,828,031

Note 6 – Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities

Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The following tables summarize investment assets measured at fair value at December 31, 2009 and 2008:

	Investment Assets at Fair Value at December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds	$314,912,716	$—	—	$314,912,716
Praxair Common Stock Fund	369,563,031	—	—	369,563,031
Common trusts	—	265,041,495	—	265,041,495
Loans to participants	—	23,348,895	—	23,348,895

Total	$684,475,747	$288,390,390	—	$972,866,137

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

	Investment Assets at Fair Value at December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$229,352,012	$—	—	$229,352,012
Praxair Common Stock Fund	293,061,731	—	—	293,061,731
Common trusts	—	267,899,848	—	267,899,848
Loans to participants	—	22,107,567	—	22,107,567

Total	$522,413,743	$290,007,415	—	$812,421,158

There are no plan liabilities required to be recorded at fair value at December 31, 2009 and 2008.

The following is a description of the valuation methodologies for the Plan assets measured at fair value. There have been no changes to the methodologies used at December 31, 2009 and 2008.

Mutual Funds – This category consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity and fixed income securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Common Trusts – This category consists of private funds that invest primarily in marketable equity and fixed income securities. The funds may also invest in insurance contracts and derivatives such as forwards, options and swaps. The net asset value of the common trusts is provided by the trustee and is determined by reference to the fair value of the underlying securities of the trust, which are valued primarily through the use of directly or indirectly observable inputs. Common trusts are classified as Level 2 within the valuation hierarchy.

Praxair Common Stock Fund – The Praxair Common Stock Fund is an employer stock unitized fund. The fund consists of Praxair, Inc. common stock and a short-term cash component, which provides liquidity for daily trading. Praxair, Inc. common stock is valued at the quoted market price from a national securities exchange and the short term cash investments are valued at cost, which approximates fair value. The Praxair Common Stock Fund is classified as Level 1 within the valuation hierarchy.

Loans to Participants – Loans to participants are valued at cost, which approximates fair value. Loans to participants are classified as Level 2 within the valuation hierarchy.

Note 7 - Tax Status

The Internal Revenue Service determined and informed the Company by a letter dated September 25, 2003, that the Plan and related trust were designed in accordance with applicable sections of the Code. Although the Plan has been amended since the date it was submitted to the Internal Revenue Service, the Plan Administrator and counsel believe that in design and operation, it continues to operate in accordance with applicable law.

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 8 - Plan Expenses

Administrative fees are paid by the Plan in accordance with Plan provisions and allocated to Plan participant accounts based upon account balances. Plan participants are charged an annual rate of 0.04% of their account balance on a monthly basis. These fees, which are accumulated and paid out of the Fidelity MIP II Class 3 Fund, are intended to cover all administrative expenses incurred by the Plan. To the extent deductions from participant accounts were insufficient to cover the total cost of the Plan, the difference would be paid by the Company. No plan expenses were paid by the Company during 2009.

Note 9 - Transfers of Participants

Participant Plan account balances are reflected by the recordkeeper as of the closing date per the financial statements. Participants who transfer between the Company and/or any of its subsidiaries during the Plan year have their respective balances reflected in the 401(k) plan of the Praxair entity by whom they are employed at year-end. The amounts reflected in the Statement of Changes in Net Assets Available for Benefits represent the balances of participants who moved into the Plan or out of the Plan into another Company-sponsored Plan during the year. The amounts for transfers into the Plan and out of the Plan due to participants moving between the other plans during the year were $588,152 and $653,464, respectively.

Note 10 - Parties-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments include shares of common stock of Praxair, Inc., the Plan Sponsor, and, therefore, these transactions qualify as party-in-interest transactions. Loans to participants also qualify as party-in-interest transactions.

Note 11 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan’s provisions to terminate the Plan at its sole discretion. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries). Upon such termination, Participants would remain 100% vested.

Note 12 - Subsequent Events

On July 1, 2009, the Company acquired Sermatech International Holdings Corp. All former Sermatech employees who became employees of the Company became eligible to participate in the Plan effective January 1, 2010. On April 1, 2010, the account balances of the participants of the Sermatech International Holdings Corp. 401(k) plan (“SRM Plan”) were transferred into the Plan through a trust-to-trust transfer. Total assets transferred from the SRM Plan to the Plan in connection with the merger were $8,865,763. The merger had no effect on the value of the SRM Plan participants’ account balances.

Effective January 1, 2010, the Plan offers a new savings option – a Roth 401(k). Roth 401(k) contributions will be eligible for Company matching contributions. Participants will not be allowed to transfer previously deferred contributions to their Roth 401(k) account. The combined Roth 401(k) and pre-tax 401(k) contributions cannot exceed the same annual IRS or Plan limits currently applicable to pre-tax 401(k) contributions.

Effective January 1, 2010, exchanges into the Praxair Common Stock Fund are limited to once a month.

Praxair Retirement Savings Plan

EIN: 06-1249050, Plan Number: 334

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2009

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current value
*	Praxair Common Stock Fund	Stock Fund	*	*	$369,563,031
*	Fidelity MIP II Class 3 Fund	Common/Collective Trust	*	*	244,130,977
*	Fidelity International Discovery Fund	Mutual Fund	*	*	49,724,850
*	Fidelity Magellan Fund	Mutual Fund	*	*	38,580,568
	Columbia Acorn Fund - Class Z	Mutual Fund	*	*	37,980,365
	Spartan 500 Index Fund	Mutual Fund	*	*	37,960,377
	MSIFT U.S. Small Cap Core Value Portfolio	Mutual Fund	*	*	31,023,878
*	Fidelity Equity Income Fund	Mutual Fund	*	*	30,314,721
	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund	*	*	24,129,137
	PIMCO Emerging Markets Bond Fund	Mutual Fund	*	*	23,132,444
	MSIFT Core Plus Fixed Income Portfolio	Mutual Fund	*	*	21,252,134
	Vanguard LifeStrategy Income Fund	Mutual Fund	*	*	10,972,131
	International Index Fund	Common/Collective Trust	*	*	10,632,576
	Wellington TC Growth Portfolio	Common/Collective Trust	*	*	10,277,942
	Vanguard Total Bond Market Index Fund	Mutual Fund	*	*	9,842,051
*	Fidelity Retirement Money Market***	Mutual Fund	60		60

					949,517,242
*	Loans to participants	Rates ranging 2.25% to 11.50%; maturities through 2039	*	*	23,348,895

	Total investments at fair value				$972,866,137

*	Party-in-interest
**	Cost information is not required for participant directed investments and therefore, is not included
***	Fund is no longer an investment option

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Praxair Retirement Savings Plan

Date: May 28, 2010	By:	/S/ JAMES S. SAWYER
James S. Sawyer,
Member of the Administration and Investment
Committee for the Praxair Retirement Savings Plan

(On behalf of the Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Praxair Retirement Savings Plan

Danbury, Connecticut

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-87274, 33-48478 and 333-81248) of our report dated May 28, 2010, relating to the financial statements and supplemental schedule of Praxair Retirement Savings Plan appearing in this Form 11-K for the year ended December 31, 2009.

/s/ BDO Seidman, LLP
Philadelphia, Pennsylvania
May 28, 2010